ASML Holding N.V.
Statutory Interim Report for the
six-month period ended June 28, 2009

Contents

4	Foreword

5	Interim Management Board Report

12	Managing Directors’ Statement

13	Consolidated Condensed Interim Financial Statements

27	Information and Investor Relations

28	ASML Worldwide Contact Information

This report comprises regulated information within the meaning of articles 1:1 and 5:25d of the Dutch Financial Markets Supervision Act (Wet op het Financieel Toezicht).

In this report the name “ASML” is sometimes used for convenience refer to ASML Holding N.V. and/or any of its subsidiaries, as appropriate. The name is also used where no useful purpose is served by identifying the particular company or companies.

© 2009, ASML Holding N.V. All Rights Reserved

ASML STATUTORY INTERIM REPORT 2009

Foreword

Dear Shareholder,

Hit by the severe global economic recession, our customers went through inventory corrections and production capacity adjustments in the first six months of 2009, virtually freezing machinery investments. Because we are operating in the typically cyclical capital goods industry, we are structurally prepared for a volatile environment. In response to the unprecedented slowdown in orders, ASML has been able to reduce costs swiftly, without impacting key research and development projects or our ability to increase production capacity when demand recovers.

In spite of the exceptional circumstances, ASML was able to generate cash, thanks to the execution of our cost savings and improvements in working capital. During the six-month period ended June 28, 2009 we cut our operational expenses by EUR 41 million compared to the cost level during the six-month period ended June 29, 2008. While we exercised some operational savings in research and development (“R&D”), we continued to invest heavily in new developments, we maintained all of our strategic investments and were able to deliver on significant new product milestones.

In particular, we proved Extreme Ultraviolet (“EUV”) imaging with the first full field 28 nanometer (“nm”) dense lines presented at the SPIE Advanced Lithography conference in February, while customers demonstrated working chips based on ASML alpha tools. To further support the financing of our R&D and infrastructure investments in EUV, the Company signed a loan agreement with the European Investment Bank for EUR 200 million in April 2009. This loan can be drawn in tranches before October 2010.

Furthermore, our NXT next-generation immersion systems are being prepared for first shipment in the third quarter of 2009 and three breakthrough products in our Holistic Lithography portfolio have been introduced: Tachyon SMO source mask optimization, FlexRaytm programmable illumination device and BaseLinertm scanner stability pack. These products will enable customers to continue to shrink immersion systems through optimized and stabilized process windows.

After paying a 2008 dividend of EUR 0.20 per ordinary share in April 2009, we finished the six-month period ended June 28, 2009 with a strong cash position of EUR 1,093 million, which is within our target range of EUR 1.0 billion and EUR 1.5 billion. This provides our customers with the security that we can execute their orders, while continuing the R&D that they rely upon for future generations of lithography machines.

In these challenging times, we are particularly conscious of the contributions required from everyone at ASML; our colleagues’ hard work and dedication deserves special recognition here.

I want to thank you for your support of ASML.

Eric Meurice,
President and Chief Executive Officer
Chairman of the Board of Management,
ASML Holding N.V.

Veldhoven, July 24, 2009

ASML STATUTORY INTERIM REPORT 2009

Interim Management Board Report

About ASML

ASML Holding N.V. (“ASML” or the “Company”) is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits (“ICs”) or microchips. ASML designs, develops, integrates, markets and services these advanced systems, which continue to help its customers -the chipmakers- reduce the size and increase the functionality of microchips and consumer electronic equipment.

Headquartered in Veldhoven, the Netherlands, ASML operates globally, with activities in Europe, the United States and Asia.

In the first half of 2009, we generated net sales of EUR 460 million and an operating loss of EUR 226 million. Net loss for the first half of 2009 amounted to EUR 189 million, representing a net loss of EUR 0.44 per share.

As of June 28, 2009, we employed approximately 6,600 payroll and approximately 870 temporary employees (measured in full-time employees “FTEs”). ASML operated in 15 countries through over 60 sales and service locations.

In the executive summary below we provide an overview of the risks the Company faces for the second half of 2009, followed by a discussion of our key performance indicators.

Risk Factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. The Company believes that the risks identified for the second half of 2009 are in line with the risks that ASML presented in its statutory annual report 2008, namely:

Risks Related to the Semiconductor Industry

•	The semiconductor industry is highly cyclical and we may be adversely affected by any downturn;
•	Our business will suffer if we do not respond rapidly to commercial and technological changes in the semiconductor industry; and
•	We face intense competition;

Risks Related to ASML

•	The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components;
•	A high percentage of net sales is derived from a few customers;
•	We derive most of our revenues from the sale of a relatively small number of products;
•	The pace of introduction of our new products is accelerating and is accompanied by potential design and production delays and by significant costs;
•	Failure to adequately protect the intellectual property rights upon which we depend could harm our business;
•	Defending against intellectual property claims by others could harm our business;
•	We are subject to risks in our international operations;
•	We are dependent on the continued operation of a limited number of manufacturing facilities;
•	Because of labor laws and practices, any workforce reductions that we may wish to implement in order to reduce costs company-wide may be delayed or suspended;
•	Fluctuations in foreign exchange rates could harm our results of operations;
•	We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire; and
•	Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees.

Risks Related to Our Ordinary Shares

•	The price of our ordinary shares is volatile; and
•	Restrictions on shareholder rights may dilute voting power.

A detailed description of the risks defined above is included in the Company’s statutory annual report 2008.

ASML STATUTORY INTERIM REPORT 2009

Financial risk management

ASML is exposed to a variety of financial risks: market risks (including foreign currency exchange risk and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. For more information, see Note 4 of the consolidated condensed interim financial statements and the Company’s statutory annual report 2008.

ASML Operations Update

Key performance indicators
The following table presents the key performance indicators used by our Board of Management and senior management to measure performance in our monthly operational review meetings.

For the six-month period ended June 29, 2008 and June 28, 2009
(in millions, except	2008	2009
systems shipped / backlog)	EUR	EUR
Sales
Total net sales	1,763	460
Systems shipped (value)	1,546	284
Systems shipped (number)	89	21
Average selling price	17.4	13.5
Systems backlog (value)	1,106	1,064
Systems backlog (number)	59	43
Average selling price	18.8	24.7
Technical achievement:
Immersion systems shipped (number)	31	9

Profitability
Gross profit on sales	676	15
Operating income / (loss)	394	(226)
Net income / (loss)	377	(189)

Liquidity
Cash and cash equivalents	1,361	1,093
Operating cash flow	492	233

Sales
In the first half of 2009, net sales decreased by 73.9 percent to EUR 460 million from EUR 1,763 million in the first half of 2008. The decrease in net sales was caused by the collapse in the semiconductor equipment demand as customers froze their capital investments due to inventory corrections and product capacity adjustments as a result of the current global financial market crisis and economic downturn.

The Average Selling Price (“ASP”) of our systems decreased by 22.4 percent from EUR 17.4 million in the first half of 2008 to EUR 13.5 million in the first half of 2009. In the first quarter of 2009, the ASP decreased compared to the first half of 2008, mainly driven by lack of demand for new technology and a relative high number of used systems sold, reflecting our customers’ response to the current global financial market crisis and economic downturn. The decrease in ASP in the first quarter was partly offset by an increase in ASP during the second quarter of 2009, reflecting the return of our customers’ demand for new technology purchases.

As of June 28, 2009, our systems backlog was valued at EUR 1,064 million and included 43 systems with an ASP of EUR 24.7 million. As of December 31, 2008, the systems backlog was valued at EUR 755 million and included 41 systems with an ASP of EUR 18.4 million. The increased value of systems backlog in the first half of 2009, compared to December 31, 2008 reflects the return of demand for new technology to support continued technology transitions by our customers.

Profitability
The first half of 2009 showed an operating loss of EUR 226 million compared to an operating income of EUR 394 million in the first half of 2008. This EUR 620 million decrease was substantially the result of a decrease in gross profit on sales of EUR 661 million.

ASML STATUTORY INTERIM REPORT 2009

Gross profit on sales decreased from EUR 676 million or 38.4 percent of net sales in the first half of 2008 to EUR 15 million or 3.3 percent of net sales in the first half of 2009. The lower gross profit was mainly attributable to a significant decrease in net sales as a result of the collapse in the demand for semiconductor equipment caused by the current global financial market crisis and economic downturn. The lower gross margin was mainly attributable to underutilization of the production facilities and continuing amortization of capitalized development expenditures.

Operating costs showed a decrease of EUR 41 million for the first half of 2009 compared to the first half of 2008, mainly due to a decrease of selling, general and administrative (“SG&A”) costs by EUR 32 million, or 28.4 percent. The SG&A costs were reduced as a result of a cost reduction program. While we exercised some operational savings in R&D, we did not impact our spending on any of the strategic programs, in particular immersion, double patterning and EUV, in order to further develop our position as a technology leader.

ASML has a flexible labor model with a mix of payroll and temporary employees, which enables the Company to quickly adapt its costs to the semiconductor market cycle.

Net loss in the first half of 2009 amounted to EUR 189 million, representing EUR 0.44 net loss per share compared with net income of EUR 377 million, representing EUR 0.87 net income per share in the first half of 2008.

Liquidity
Our cash and cash equivalents slightly decreased from EUR 1,109 million as of December 31, 2008 to EUR 1,093 million as of June 28, 2009. We generated cash from operations of EUR 233 million in the first half of 2009, which was offset by a cash outflow of EUR 89 million from financing activities, mainly as a result of our dividend payment (EUR 86 million), and EUR 162 million cash used in investing activities mainly related to the completion of EUV production facilities in Veldhoven.

In addition to the existing available credit facility of EUR 500 million as of December 31, 2008, the Company signed a loan agreement with the European Investment Bank for an amount of EUR 200 million in April 2009. This loan supports the Company’s EUV investment efforts. It is repayable in annual installments after four years, with a final repayment seven years after drawdown. This loan can be drawn in tranches before October 2010. No amounts were outstanding under the EUR 500 million credit facility and the EUR 200 million loan agreement as of June 28, 2009.

In April 2009, the Company paid a dividend of EUR 0.20 per ordinary share of EUR 0.09, or EUR 86 million in total. Management will annually assess the amount of the dividend to be proposed to the annual General Meeting of Shareholders.

Results of Operations
Set forth below are our consolidated income statement data:

For the six-month period ended June 29, 2008 and June 28, 2009	2008	2009
(in millions)	EUR	EUR
Total net sales	1,763.4	460.2
Cost of sales	1,086.9	444.9
Gross profit on sales	676.5	15.3
Research and development costs	176.8	168.4
Research and development credits	(7.0)	(7.9)
Selling, general and administrative costs	113.0	80.9
Operating income / (loss)	393.7	(226.1)
Interest income, net	8.5	2.0
Income / (loss) before income taxes	402.2	(224.1)
(Provision for) / benefit from income taxes	(25.2)	35.1
Net income / (loss)	377.0	(189.0)

ASML STATUTORY INTERIM REPORT 2009

The following table shows a summary of sales (revenue and units sold), gross profit on sales and ASP data on semi-annual basis:

For the six-month period ended June 29, 2008 and June 28, 2009	2008	2009
Total net sales (EUR million)	1,763	460
Net system sales (EUR million)	1,546	284
Net service and field option sales (EUR million)	217	176
Total systems recognized (number)	89	21
Total new systems recognized (number)	74	11
Total used systems recognized (number)	15	10
Gross profit on sales (% of sales)	38.4	3.3
ASP for systems (EUR million)	17.4	13.5
ASP for new systems (EUR million)	20.0	20.1
ASP for used systems (EUR million)	4.6	6.3

Significant Effects of the Current Global Financial Market Crisis and Economic Downturn on ASML in 2008
In the fourth quarter of 2008, the current global financial market crisis and economic downturn started to impact ASML severely and resulted in a sharp decrease in customer demand. As a result, and in anticipation of a continued decrease in customer demand in 2009, ASML recognized impairment charges of EUR 20.8 million on property, plant and equipment, inventory obsolescence charges of EUR 94.6 million and restructuring costs of EUR 22.4 million in the fourth quarter of 2008.

Consolidated sales and gross profit
Net sales decreased by EUR 1,303 million or 73.9 percent from EUR 1,763 million for the first half of 2008 to EUR 460 million for the first half of 2009. The decrease in net sales mainly relates to a decrease in net system sales of EUR 1,262 million, from EUR 1,546 million for the first half of 2008 to EUR 284 million for the first half of 2009 mainly attributable to a lower number of systems shipped. Net service and field option sales decreased from EUR 217 million for the first half of 2008 to EUR 176 million for the first half of 2009.

The number of systems shipped decreased by 76.4 percent from 89 systems in the first half of 2008 to 21 systems in the first half of 2009. The first half of 2009 was impacted by the collapse in semiconductor equipment demand as a result of the current global financial market crisis and economic downturn. Against this background our customers went through inventory corrections and product capacity adjustments.

The ASP of our systems decreased with 22.4 percent from EUR 17.4 million in the first half of 2008 to EUR 13.5 million for the first half of 2009. In the first quarter of 2009, the ASP decreased, mainly driven by lack of demand for new technology and a relatively high number of used systems sold reflecting our customers’ response to the current global financial market crisis and economic downturn. The decrease in ASP in the first quarter was partly offset by an increase in ASP during the second quarter of 2009, reflecting the return of our customers’ demand for new technology purchases.

Gross profit on sales decreased from EUR 676 million or 38.4 percent of net sales for the first half of 2008 to EUR 15 million or 3.3 percent of net sales for the first half of 2009. The lower gross profit was mainly attributable to a significant decrease in net sales as a result of the current global financial market crisis and economic downturn. The lower gross margin was mainly attributable to underutilization of the production facilities and continuing amortization of capitalized development expenditures.

We started 2009 with a backlog of 41 systems. During the first half of 2009, we booked orders for 31 systems, received order cancellations or push-outs beyond 12 months of 8 systems and recognized sales for 21 systems. This resulted in a backlog of 43 systems as of June 28, 2009. The total value of our systems backlog as of June 28, 2009 amounted to EUR 1,064 million with an ASP of EUR 24.7 million, compared with a systems backlog of EUR 755 million with an ASP of EUR 18.4 million as of December 31, 2008 and a systems backlog of EUR 1,106 million with an ASP of EUR 18.8 million as of June 29, 2008.

Research and development
The combination of R&D costs (excluding R&D credits) and the additions in capitalized development expenditures decreased by EUR 22 million or 8.3 percent from EUR 266 million for the first half of 2008 (EUR 177 million R&D costs and EUR 89 million additions in capitalized development expenditures) to EUR 244 million (EUR 168 million R&D costs and EUR 76 million additions in capitalized development expenditures) for the first half of 2009. This decrease reflects the operational savings in R&D, and is limited because we continued strategic investment in technology leadership in the first half of 2009 through investments in the development and enhancement of the next generation TWINSCANtm systems based on immersion, double patterning and EUV.

R&D credits were EUR 8 million in the first half of 2009 compared to EUR 7 million for the first half of 2008.

ASML STATUTORY INTERIM REPORT 2009

Selling, general and administrative costs
SG&A costs decreased by 28.4 percent from EUR 113 million in the first half of 2008 to EUR 81 million in the first half of 2009 as a result of our cost savings program.

Income taxes
Income tax expense is recognized based on management’s best estimate of the annual income tax rate expected for the full financial year. The estimated weighted average annual tax rate for the six-month period ended June 28, 2009 is 15.7 percent compared to 6.3 percent for the six-month period ended June 29, 2008.

The effective tax rate for the six-month period ended June 29, 2008 was impacted by three one-off items on which we reached agreement with the tax authorities during that period. These items were the treatment of taxable income related to ASML’s patent portfolio (application of the “Royalty Box”) in 2007 and 2008, the valuation of intellectual property rights acquired in the past against historical exchange rates, and the treatment of taxable income related to a temporarily depreciated investment in ASML’s United States subsidiary, all of which had a favorable impact on the effective tax rate in the six-month period ended June 29, 2008. As a result of these three items, ASML recognized exceptional tax income during 2008 of approximately EUR 70 million, or approximately 15 percent.

During 2009 ASML has the option to abstain from using the Royalty Box. This choice will be dependent on the total net benefits of the Royalty Box over the years 2007-2009. In case ASML does not make use of the Royalty Box, ASML will have to reverse related benefits recognized in earlier years. These prior years’ tax benefits have been adequately provided for, which will impact the tax rate during 2009 with approximately EUR 40 million or approximately 13 percent. It is ASML’s expectation that during the second half of 2009 sufficient clarity will be achieved to take a final position on this matter.

Liquidity
Our principal sources of liquidity as of June 28, 2009 consist of EUR 1,093 million of cash and cash equivalents, EUR 700 million of available credit facilities and expected future cash-flows from operations. For the second half of 2009 we expect negative cash flows from operations as we will prepare for the ramp up of the first NXT systems in the third quarter of 2009, accelerating in 2010, and of five EUV systems to be delivered in 2010, due to longer production lead times requiring more working capital.

The EUR 700 million of available credit facilities consist of two separate facilities: a EUR 500 million credit facility and a EUR 200 million loan facility. The EUR 500 million credit facility contains a restrictive covenant that the Company maintain a minimum financial condition ratio, calculated in accordance with a contractually agreed formula. ASML was in compliance with the covenant as of June 28, 2009 and June 29, 2008. The EUR 200 million loan facility, is related to the Company’s EUV investment efforts, and was entered into during the first half of 2009. This facility contains a covenant that restricts the maximum indebtedness. ASML was in compliance with the covenant as of June 28, 2009. ASML does not currently expect any difficulty in continuing to meet these covenant requirements. See also Note 4 to our consolidated condensed interim financial statements.

In addition to cash and available credit facilities, from time to time we may raise additional capital in debt and equity markets. Our liquidity needs are affected by many factors, some of which are based on the normal ongoing operations of the business, and others which relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that the liquidity provided by existing cash balances, together with available credit facilities is sufficient to satisfy our requirements in the foreseeable future.

On our 5.75 percent Senior Notes due 2017, we have repayment obligations amounting to EUR 600 million. We currently intend to fund any future repayment obligations primarily with cash on hand and cash generated through operations.

Cash Flows from Operating Activities
We generated cash from operating activities of EUR 492 million and EUR 233 million in the first half of 2008 and 2009, respectively. The primary components of cash provided by operating activities in the first half of 2009 were the net loss (EUR 189 million), which was more than offset by cash inflows from improvements in working capital.

Cash Flows from Investing Activities
We used EUR 209 million for investing activities in the first half of 2008 and EUR 162 million in the first half of 2009. The majority of the first half of 2009 expenditures was spent on the finalization of the construction of the EUV production facilities in Veldhoven.

Cash Flows from Financing Activities
Net cash used by financing activities was EUR 192 million in the first half of 2008 compared to EUR 89 million in the first half of 2009. Net cash used in financing activities in the first half of 2009 mainly included EUR 86 million as a result of the dividend payment.

ASML STATUTORY INTERIM REPORT 2009

Related party transactions
For disclosure regarding related party transactions reference is made to Note 18 of the consolidated condensed interim financial statements.

Auditors’ involvement
This statutory interim report and the consolidated condensed interim financial statements included herein have not been audited or reviewed by an external auditor.

2009 Second Half Perspectives

Operational outlook
ASML saw bookings improve during the first half of 2009, booking a net of 8 systems with a total value of EUR 207 million in the first quarter of 2009 and a net of 15 systems with a total value of EUR 394 million in the second quarter of 2009, signaling a return to a more typical rate of technology transition investments. We expect this pattern of technology transitions to result in minimum quarterly net sales of between EUR 400 million and EUR 500 million on average for the next quarters, until a recovery of semiconductor unit growth — even if limited — contributes to a re-start of capacity purchases. As indicated earlier we manage the Company towards break-even at a quarterly sales level of around EUR 450 million by the end of 2009 and will therefore be able to support all of our strategic R&D programs and maintain appropriate upside production capacity. The customer technology investments will initially focus on our XT and NXT immersion machines, capable of single patterning 50 to 40 nm nodes and double patterning 40 to 30 nm nodes. We anticipate that investments will gradually shift to EUV as the industry has confirmed its roadmap for a capital-efficient transition to 22 nm nodes and smaller, starting with 2010 development and volume production expected in 2012. The cash balance during the second half of 2009 is expected to be moderately below our EUR 1.0 billion target as we will prepare for the ramp up of the first NXT systems in the third quarter of 2009, accelerating in 2010, and of five EUV systems to be delivered in 2010, due to longer production lead times requiring more working capital.

Financial outlook
The following table sets forth our systems backlog as of June 29, 2008 and June 28, 2009:

	June 29,	June 28,
	2008	2009
Backlog new systems (number)	51	36
Backlog used systems (number)	8	7
Backlog systems (number)	59	43
Value of backlog new systems (EUR million)	1,070	981
Value of backlog used systems (EUR million)	36	83
Value of backlog of total systems (EUR million)	1,106	1,064
ASP of backlog new systems (EUR million)	21.0	27.2
ASP of backlog used systems (EUR million)	4.5	11.8
ASP of backlog systems (EUR million)	18.8	24.7

Our systems backlog includes only orders for which written authorizations have been accepted and shipment dates within 12 months have been assigned. Historically, orders have been subject to cancellation or delay by customers. Due to possible customer changes in delivery schedules and to cancellation of orders, our systems backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.

During the second half year of 2008, the total value of the systems backlog decreased by EUR 351 million, which was primarily the result of increased uncertainty about future global economic market conditions and the impact on the overall semiconductor end-demand. The decrease in the second half year of 2008 is partially offset by an increase of EUR 309 million in the first half of 2009.

ASML expects third quarter 2009 net sales of approximately EUR 450 million.

Great People at ASML

As of June 28, 2009, we employed 6,597 payroll employees in FTEs primarily in manufacturing, product development and customer support activities. As of December 31, 2008, the total number of payroll employees in FTEs was 6,930. In addition, as of June 28, 2009, the total number of temporary employees in FTEs was 868. As of December 31, 2008, the total number of

ASML STATUTORY INTERIM REPORT 2009

temporary employees in FTEs was 1,329. We rely on our ability to vary the number of temporary employees to respond to fluctuating market demand for our products. While we exercised some operational savings, we continued to invest heavily in our strategic developments and maintained appropriate upside production capacity.

Our future success will depend on our ability to attract, train, retain and motivate highly qualified, skilled and educated employees, who are in great demand. We are particularly reliant for our continued success on the services of several key employees, including a number of systems development specialists with advanced university qualifications in engineering, optics and computing.

Our successes were achieved thanks to ASML’s people in every part of our organization. Our world renowned experts in nano-scale lithography have cumulative experience that is second to none. Our culture thrives on very strong commitment to leadership, achievements and customer satisfaction. Our people have not only driven ASML’s reputation to the highest levels: they have also positioned ASML well to meet the ever increasing technical requirements of our customers.

The Board of Management,
Veldhoven, July 24, 2009

ASML STATUTORY INTERIM REPORT 2009

Managing Directors’ Statement

The Board of Management hereby declares that, to the best of its knowledge, the consolidated condensed interim financial statements prepared in accordance with IAS 34, “Interim Financial Reporting”, provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole, and the Interim Management Board Report includes a fair review of the information required pursuant to section 5:25d(8)/(9) of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

The Board of Management,

Eric Meurice, President, Chief Executive Officer and Chairman of the Board of Management
Peter T.F.M. Wennink, Executive Vice President and Chief Financial Officer
Martin A. van den Brink, Executive Vice President and Chief Product and Technology Officer
Frits J. van Hout, Executive Vice President and Chief Marketing Officer

Veldhoven, July 24, 2009

ASML STATUTORY INTERIM REPORT 2009

Consolidated Condensed Interim
Financial Statements

Consolidated Condensed Interim Financial Statements

16	Consolidated Condensed Income Statement

17	Consolidated Condensed Statement of Comprehensive Income

18	Consolidated Condensed Statement of Financial Position

19	Consolidated Condensed Statement of Changes in Equity

20	Consolidated Condensed Statement of Cash Flows

21	Notes to the Consolidated Condensed Interim Financial Statements

ASML STATUTORY INTERIM REPORT 2009

Consolidated Condensed Income Statement

		Unaudited
	For the six-month period ended June 29, 2008 and June 28, 2009	2008	2009
Notes	(in thousands, except per share data)	EUR	EUR
16	Net system sales	1,545,572	284,359
16	Net service and field option sales	217,793	175,866

	Total net sales	1,763,365	460,225
	Cost of system sales	927,785	308,373
	Cost of service and field option sales	159,130	136,556

	Total cost of sales	1,086,915	444,929

	Gross profit on sales	676,450	15,296
	Research and development costs	176,825	168,422
	Research and development credits	(7,036)	(7,886)
	Selling, general and administrative costs	113,027	80,885

	Operating income / (loss)	393,634	(226,125)
	Interest income	30,346	30,559
	Interest charges	(21,798)	(28,589)

	Income / (loss) before income taxes	402,182	(224,155)
15	(Provision for) / benefit from income taxes	(25,231)	35,125

	Net income / (loss)	376,951	(189,030)
6	Basic net income / (loss) per ordinary share	0.87	(0.44)
	Diluted net income / (loss) per ordinary share	0.87	(0.44)
	Number of ordinary shares used in computing
	per share amounts (in thousands)
	Basic	431,412	432,283
	Diluted	434,872	432,283

ASML STATUTORY INTERIM REPORT 2009

Consolidated Condensed Statement of Comprehensive Income

	Unaudited
For the six-month period ended June 29, 2008 and June 28, 2009	2008	2009
(in thousands)	EUR	EUR
Net income / (loss)	376,951	(189,030)

Foreign currency translation, net of taxes:
Gains / (losses) on the hedge of a net investment	(7,739)	13,116
Losses on translation of foreign operations	(3,203)	(20,132)
Derivative financial instruments, net of taxes:
Fair value gains in the year	21,530	14,530
Transfers to net income / (loss)	(1,529)	(2,358)

Other comprehensive income for the period, net of taxes	9,059	5,156

Total comprehensive income / (loss) for the period, net of taxes	386,010	(183,874)

Attributable to Equity holders:	386,010	(183,874)

ASML STATUTORY INTERIM REPORT 2009

Consolidated Condensed Statement of Financial Position
(Before appropriation of net income / loss)

			Unaudited
		December 31,	June 28,
		2008	2009
Notes	(in thousands)	EUR	EUR
	Assets
7	Property, plant and equipment	550,921	600,485
	Goodwill	139,626	142,901
8	Other intangible assets	289,530	330,421
15	Deferred tax assets	225,544	268,700
	Finance receivables	31,030	20,609
	Derivative financial instruments	53,206	33,375
9	Other assets	29,449	15,219

	Total non-current assets	1,319,306	1,411,710

10	Inventories	999,150	926,080
15	Current tax assets	87,560	—
	Derivative financial instruments	39,240	37,936
	Finance receivables	6,225	52
11	Accounts receivable	463,273	213,532
9	Other assets	170,680	162,138
	Cash and cash equivalents	1,109,184	1,092,660

	Total current assets	2,875,312	2,432,398

	Total assets	4,194,618	3,844,108

	Equity and liabilities
	Equity	2,188,743	1,925,064
	Long-term debt	661,483	660,462
	Derivative financial instruments	19,743	1,043
15	Deferred and other tax liabilities	260,360	263,623
	Provisions	15,495	14,790
12	Accrued liabilities and other liabilities	50,293	44,576

	Total non-current liabilities	1,007,374	984,494

	Accounts payable	193,690	234,567
12	Accrued liabilities and other liabilities	732,043	652,413
15	Current tax liabilities	20,039	19,946
	Derivative financial instruments	48,051	24,990
	Provisions	4,678	2,634

	Total current liabilities	998,501	934,550

	Total equity and liabilities	4,194,618	3,844,108

ASML STATUTORY INTERIM REPORT 2009

Consolidated Condensed Statement of Changes in Equity

Issued and					Treasury
outstanding shares			Share	Retained	Shares at	Other	Net
		Amount	Premium	Earnings	cost	Reserves[2]	Income / (Loss)	Total
(in thousands)	Number[1]	EUR	EUR	EUR	EUR	EUR	EUR	EUR
Balance at December 31, 2007	435,626	40,176	909,336	493,262	(199,863)	81,105	715,051	2,039,067

Appropriation of net income	—	—	—	715,051	—	—	(715,051)	—

Net income	—	—	—	—	—	—	376,951	376,951
Foreign currency translation, net of taxes	—	—	—	—	—	(10,942)	—	(10,942)
Derivative financial instruments, net of taxes	—	—	—	—	—	20,001	—	20,001
Net income recognized directly in equity	—	—	—	—	—	9,059	376,951	386,010

Share-based payments	—	—	3,237	—	—	—	—	3,237

Purchase of shares in conjunction with share-based payment plans	(5,000)	—	—	—	(87,605)	—	—	(87,605)

Dividend payment[3]	—	—	—	(107,447)	—	—	—	(107,447)

Issuance of shares and stock options	987	89	(1,851)	(11,063)	22,236	—	—	9,411

Development expenditures	—	—	—	(49,270)	—	49,270	—	—

Balance at June 29, 2008 (unaudited)	431,613	40,265	910,722	1,040,533	(265,232)	139,434	376,951	2,242,673

Net loss	—	—	—	—	—	—	(53)	(53)
Foreign currency translation, net of taxes	—	—	—	—	—	389	—	389
Derivative financial instruments, net of taxes	—	—	—	—	—	(63,580)	—	(63,580)
Net loss recognized directly in equity	—	—	—	—	—	(63,191)	(53)	(63,244)

Share-based payments	—	—	5,602	—	—	—	—	5,602

Dividend payment[3]	—	—	—	(394)	—	—	—	(394)

Issuance of shares and stock options	461	42	(867)	(5,445)	10,376	—	—	4,106

Development expenditures	—	—	—	(32,422)	—	32,422	—	—

Balance at December 31, 2008	432,074	40,307	915,457	1,002,272	(254,856)	108,665	376,898	2,188,743

Appropriation of net income	—	—	—	376,898	—	—	(376,898)	—

Net loss	—	—	—	—	—	—	(189,030)	(189,030)
Foreign currency translation, net of taxes	—	—	—	—	—	(7,016)	—	(7,016)
Derivative financial instruments, net of taxes	—	—	—	—	—	12,172	—	12,172
Net income / (loss) recognized directly in equity	—	—	—	—	—	5,156	(189,030)	(183,874)

Share-based payments	—	—	6,813	—	—	—	—	6,813

Dividend payment[3]	—	—	—	(86,486)	—	—	—	(86,486)

Issuance of shares and stock options	432	39	(6,694)	(951)	7,474	—	—	(132)

Development expenditures	—	—	—	(44,164)	—	44,164	—	—

Balance at June 28, 2009 (unaudited)	432,506	40,346	915,576	1,247,569	(247,382)	157,985	(189,030)	1,925,064

1	As of June 28, 2009, the number of issued shares was 444,480,095. This includes the number of issued and outstanding shares of 432,505,681 and the number of treasury shares of 11,974,414. As of June 29, 2008, the number of issued shares was 444,480,095. This included the number of issued and outstanding shares of 431,612,902 and the number of treasury shares of 12,867,193.
2	Other reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures.
3	During the six-month period ended June 28, 2009, ASML paid out a dividend of EUR 86 million to its shareholders. During 2008, ASML paid out a dividend of EUR 108 million to its shareholders. See Note 17 for further information.

ASML STATUTORY INTERIM REPORT 2009

Consolidated Condensed Statement of Cash Flows

	Unaudited
For the six-month period ended June 29, 2008 and June 28, 2009	2008	2009
(in thousands)	EUR	EUR
Cash Flows from Operating Activities
Net income / (loss)	376,951	(189,030)

Adjustments to reconcile net income / (loss) to net cash flows from operating activities:
Depreciation and amortization	89,941	102,381
Impairment charges	1,644	6,979
Loss on disposals of property, plant and equipment	2,414	11,338
Share-based payments	6,277	6,093
Allowance for doubtful debts	(107)	1,164
Allowance for obsolete inventory	32,556	66,032
Deferred income taxes	(14,039)	(36,229)
Accounts receivable	125,323	261,062
Inventories	(74,064)	(42,443)
Other assets	16,813	57,089
Accrued liabilities and other liabilities	(669)	(121,449)
Accounts payable	(11,679)	36,767
Income taxes payable	46,435	(601)

Cash generated from operations	597,796	159,153

Interest received	33,679	23,917
Interest paid	(34,500)	(34,864)
Income taxes (paid) / received	(105,064)	84,458

Net cash provided by operating activities from operations	491,911	232,664

Cash Flows from Investing Activities
Purchases of property, plant and equipment	(120,473)	(87,240)
Proceeds from sale of property, plant and equipment	—	1,200
Purchase of intangible assets	(88,609)	(75,669)

Net cash used in investing activities from operations	(209,082)	(161,709)

Cash Flows from Financing Activities
Purchase of shares in conjunction with share-based payment plans	(87,605)	—
Dividend paid	(107,447)	(86,486)
Net proceeds from issuance of shares and stock options	3,527	532
Net proceeds from other long-term debt	—	32
Redemption and / or repayment	—	(3,480)

Net cash used in financing activities from operations	(191,525)	(89,402)

Net cash flows	91,304	(18,447)
Effect of changes in exchange rates on cash	(2,042)	1,923

Net increase / (decrease) in cash and cash equivalents	89,262	(16,524)
Cash and cash equivalents at beginning of the year	1,271,636	1,109,184

Cash and cash equivalents at June 29, 2008 and June 28, 2009	1,360,898	1,092,660

ASML STATUTORY INTERIM REPORT 2009

Notes to the Consolidated Condensed Interim Financial Statements

1.	General Information
ASML Holding N.V., with its corporate seat in Veldhoven, the Netherlands, is engaged in the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography systems. ASML’s principal operations are in the Netherlands, the United States of America and Asia.

ASML’s shares are listed for trading in the form of registered shares on the NASDAQ Stock Market LLC (“New York Shares”) and in the form of registered shares on Euronext Amsterdam by NYSE Euronext (“Amsterdam Shares”). The principal trading market of ASML’s ordinary shares is Euronext Amsterdam.

The consolidated condensed interim financial statements include the financial statements of ASML Holding N.V. headquartered in Veldhoven, the Netherlands, and its consolidated subsidiaries (together referred to as “ASML” or “the Company”).

The consolidated condensed interim financial statements of the Company were authorized for issue by the Board of Management on July 24, 2009.

The consolidated condensed interim financial statements have not been audited or reviewed by an external auditor.

2.  Basis of Preparation
The consolidated condensed interim financial statements for the six-month period ended June 28, 2009 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. The consolidated condensed interim financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the statutory financial statements 2008, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Union.

The consolidated condensed interim financial statements are stated in thousands of euros (“EUR”) unless otherwise indicated.

3.  Summary of Significant Accounting Policies
The accounting policies adopted in the preparation of the consolidated condensed interim financial statements are consistent with those followed in the preparation of the Company’s statutory financial statements 2008, except for the adoption of new Standards and Interpretations which became effective as of January 1, 2009, noted below.

Income tax expense is recognized based on management’s best estimate of the annual income tax rate expected for the full financial year.

IAS 1 (Revised) “Presentation of Financial Statements” (effective for annual periods beginning on or after January 1, 2009). This revised Standard separates owner and non-owner changes in equity. The statement of changes in equity includes only details of transactions with owners, with non-owner changes in equity presented as a single line. In addition, the Standard introduces the statement of comprehensive income: it presents all items of recognized income and expense, either in one single statement, or in two linked statements. The Company has elected to present two statements: the consolidated condensed income statement and the consolidated condensed statement of comprehensive income.

IFRS 2 (Amendment), “Share-based Payment” (effective for annual periods beginning on or after January 1, 2009). The amended Standard deals with vesting conditions for share based compensation and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are non- vesting conditions. All cancellations, whether by the entity or by other parties, should receive the same accounting treatment. ASML applies IFRS 2 (Amendment) as of January 1, 2009. The adoption of this amendment did not have any effect on the Company’s consolidated condensed interim financial statements.

IFRS 8, “Operating Segments” (effective for annual periods beginning on or after January 1, 2009). IFRS 8 sets out requirements for disclosure of information about entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. The Company determined that the operating segment is the same as the segment previously determined under IAS 14 Segment Reporting. Segment performance is evaluated by the Company’s management based on US GAAP operating profit or loss which in certain respects is measured differently from operating profit or loss reported by the Company in its consolidated condensed interim financial statements. Therefore, the adoption of this Standard has resulted in additional disclosures about this segment, which are presented in Note 16, including revised comparative information.

ASML STATUTORY INTERIM REPORT 2009

4.  Financial Risk Management

Financial risk factors
ASML is exposed to a variety of financial risks: market risks (including foreign currency exchange rate risk and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.

The Company’s Financial Risk Management Policy did not change compared to the policies described in the statutory financial statements 2008 except for the following:
The Company decided to change its policy to manage material currency translation exposures resulting predominantly from ASML’s U.S. dollar net investments by hedging these partly with forward contracts. The Company decided to no longer hedge these U.S. dollar net investments exposures.

Foreign currency exchange rate risk management
The Company uses the euro as its invoicing currency in order to limit the exposure to foreign currency movements. Exceptions may occur on a customer-by-customer basis. To the extent that invoicing is done in a currency other than the euro, the Company is exposed to foreign currency risk.

It is the Company’s policy to hedge material transaction exposures, such as forecasted sales transactions, forecasted purchase transactions, accounts receivable and accounts payable.

The Company hedges these exposures through the use of foreign exchange options and forward contracts. The use of a mix of foreign exchange options and forward contracts is aimed at reflecting the likelihood of the transactions occurring.

It is the Company’s policy to hedge material remeasurement exposures. These net exposures from certain monetary assets and liabilities in non-functional currencies are hedged with forward contracts.

As of June 28, 2009, a EUR 36.9 million loss (December 31, 2008 EUR 43.6 million loss) of other comprehensive income, net of taxes, represents the total anticipated loss to be charged to net sales, and a EUR 1.2 million gain (December 31, 2008 EUR 1.9 million gain) represents the total anticipated gain to be released to cost of sales when the forecasted revenue and purchase transactions occur.

Lines of credit
In addition to the existing available credit facility of EUR 500 million (as of December 31, 2008), the Company signed a loan agreement with the European Investment Bank for EUR 200 million in April 2009. This loan supports the Company’s EUV investment efforts. It is repayable in annual installments after four years, with a final repayment seven years after drawdown. This loan can be drawn in tranches before October 2010. As of June 28, 2009, there were no amounts were outstanding under this loan agreement.

Outstanding amounts under the credit facilities will bear interest at the European Interbank Offered Rate (“EURIBOR”) or the London Interbank Offered Rate (“LIBOR”) plus a margin.

For further information regarding the Company’s Financial Risk Management, reference is made to its statutory financial statements 2008.

5. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the process of applying the Company’s accounting policies, management has made some judgments that have a significant effect on the amounts recognized in the consolidated condensed interim financial statements. The critical accounting judgments and key sources of estimation uncertainty are consistent with those described in the Company’s statutory financial statements 2008.

ASML STATUTORY INTERIM REPORT 2009

6. Earnings per Share
The earnings per share (“EPS”) data have been calculated as follows:

For the six-month period ended June 29, 2008 and June 28, 2009	2008	2009
(in thousands, except per share data)	EUR	EUR
Basic EPS computation:
Net income / (loss) available to holders of common shares	376,951	(189,030)

Weighted average number of shares outstanding (after deduction of treasury stock) during the six-month period	431,412	432,283

Basic earnings per share	0.87	(0.44)

Diluted EPS computation:
Net income / (loss) available to holders of common shares	376,951	(189,030)

Net income / (loss) available to holders of common shares plus effect of exercises of stock options	376,951	(189,030)

Weighted average number of shares:	431,412	432,283
Plus shares applicable to:
Stock options	3,460	—

Dilutive potential common shares	3,460	—

Adjusted weighted average number of shares[1]	434,872	432,283

Diluted earnings per share[1]	0.87	(0.44)

1	The calculation of diluted net income per ordinary share assumes the exercise of options issued under ASML stock option plans for periods in which exercises would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options when such exercises would be antidilutive.

7. Property, Plant and Equipment
The increase of the carrying amount of the property, plant and equipment mainly relates to additions to buildings and facilities relating to the finalization, in the first half of 2009, of the construction of the EUV production facilities in Veldhoven.

8. Other Intangible Assets
The increase in other intangible assets mainly relates to an increase in development expenditures relating to investments in the development and enhancement of the next generation TWINSCANtm systems based on double patterning and EUV.

9. Other Assets
The decrease in non-current assets mainly relates to repayment of a loan by Micronic Laser Systems AB amounting to EUR 13 million during the six-month period ended June 28, 2009.

10. Inventories
The decrease in inventories of EUR 73 million mainly relates to an increase in inventory obsolescence of EUR 53 million. This is caused by certain non leading-edge systems which management no longer believes can be sold.

11. Accounts Receivable
The decrease in accounts receivable is caused by back-end loaded shipments at the end of 2008 in combination with the significant decrease in sales volume in the first half of 2009.

12. Accrued Liabilities and Other Liabilities
The decrease in accrued liabilities and other liabilities is mainly due to decreased warranty provisions as a result of lower net sales.

ASML STATUTORY INTERIM REPORT 2009

13. Commitments, Contingencies and Guarantees
The nature, scale and scope of the commitments, contingencies and guarantees is in line with the commitments, contingencies and guarantees disclosed in the Company’s statutory financial statements 2008.

14. Legal Contingencies
The nature of the legal contingencies is in line with the legal contingencies disclosed in the Company’s statutory financial statements 2008, except for the following:

Qimonda
On January 23, 2009, Qimonda AG and Qimonda Dresden OHG (together “Qimonda”), a German memory chipmaker, filed for insolvency. Qimonda had amounts outstanding to ASML of approximately EUR 37 million in respect of two systems delivered. During the six-month period ended June 28, 2009, ASML claimed and received both systems back from Qimonda based on retention of title arrangements. On June 12, 2009 we filed a claim as a result of Qimonda’s default under the two agreements in the insolvent estate. At this stage, it is still unclear whether we will be able to recoup the damages incurred.

15. Income Taxes
Income tax expense is recognized based on management’s best estimate of the annual income tax rate expected for the full financial year. The estimated weighted average annual tax rate for the six-month period ended June 28, 2009 is 15.7 percent compared to 6.3 percent for the six-month period ended June 29, 2008.

The effective tax rate for the six-month period ended June 29, 2008 was impacted by three one-off items on which we reached agreement with the tax authorities during that period. These items were the treatment of taxable income related to ASML’s patent portfolio (application of the “Royalty Box”) in 2007 and 2008, the valuation of intellectual property rights acquired in the past against historical exchange rates, and the treatment of taxable income related to a temporarily depreciated investment in ASML’s United States subsidiary, all of which had a favorable impact on the effective tax rate in the six-month period ended June 29, 2008. As a result of these three items, ASML recognized exceptional tax income during 2008 of approximately EUR 70 million, or approximately 15 percent.

During 2009, ASML has the option to abstain from using the Royalty Box. This choice will be dependent on the total net benefits of the Royalty Box over the years 2007-2009. In case ASML does not make use of the Royalty Box, ASML will have to reverse related benefits recognized in earlier years. These prior years’ tax benefits have been adequately provided for, which will impact the tax rate during 2009 with approximately EUR 40 million or approximately 13 percent. It is ASML’s expectation that during the second half of 2009 sufficient clarity will be achieved to take a final position on this matter.

Current tax assets have decreased as a result of refunds of taxes paid by tax authorities. Long-term deferred tax assets have increased as a result of the current loss situation of the Company in certain tax jurisdictions, as these losses are expected to be offset by future profits.

16. Segment Disclosure
The Company has adopted IFRS 8, “Operating Segments” as of January 1, 2009. IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Company that are regularly reviewed by the Company’s management in order to allocate resources and to assess its performance. In contrast, the predecessor Standard, “IAS 14, Segment Reporting”, required an entity to identify two sets of segments (business and geographical), using a risks and rewards approach.

Following the adoption of IFRS 8, ASML operates in one reportable segment for the development, manufacture, marketing and servicing of lithography equipment, and therefore there is no change to the identification of the Company’s segment. However there is a change in the measurement of the Company’s segment due to the adoption of IFRS 8, which is further explained below.

ASML STATUTORY INTERIM REPORT 2009

Management reporting includes net system sales figures of the Company’s product lines: 300 mm new systems, 200 mm new systems and used systems. Net sales for these product lines were as follows:

For the six-month period ended June 29, 2008 and June 28, 2009	2008	2009
(in thousands)	EUR	EUR
300 millimeter new systems	1,458,462	213,584
200 millimeter new systems	18,307	7,339
used systems	68,803	63,436

Total net system sales	1,545,572	284,359

Segment performance is evaluated by the Company’s management based on US GAAP net income or loss which in certain respect, as explained in the table below, is measured differently from net income or loss reported by the Company in its statutory financial statements, which are based on IFRS as adopted by the EU.

For the six-month period ended June 29, 2008 and June 28, 2009	2008	2009
(in thousands)	EUR	EUR
Net system sales	1,545,572	284,359
Net service and field option sales	217,793	175,866

Total net sales	1,763,365	460,225

Cost of system sales	1,052,271	413,425

Gross profit on sales	711,094	46,800

Research and development costs, net of credits	258,500	236,205
Selling, general and administrative costs	113,695	81,973

Operating income / (loss)	338,899	(271,378)

Interest income / (expense)	10,573	(1,269)

Income / (loss) before income taxes	349,472	(272,647)
(Provision for) / benefit from income taxes	(12,372)	51,503

Net income / (loss)	337,100	(221,144)
Differences US GAAP and IFRS	39,851	32,114

Net income / (loss) for IFRS	376,951	(189,030)

Segment performance is also evaluated by the Company’s management based on US GAAP for total assets. The table below presents the measurements and the reconciliation to total assets in the consolidated condensed interim financial statements:

	December 31,	June 28,
	2008	2009
(in thousands)	EUR	EUR
Total assets for management reporting purposes	3,939,394	3,545,061
Differences US GAAP and IFRS	255,224	299,047

Total assets for IFRS	4,194,618	3,844,108

ASML STATUTORY INTERIM REPORT 2009

For geographical reporting, net sales are attributed to the geographic location in which the customers’ facilities are located. Total non-current assets are attributed to the geographic location in which they are located and exclude deferred tax assets and derivative financial instruments. Net sales and non-current assets by geographic region were as follows:

	Net sales	Non-current assets
(in thousands)	EUR	EUR
For the six-month period ended June 29, 2008:
Japan	236,232	2,175
Korea	575,179	4,205
Singapore	12,702	401
Taiwan	252,453	21,682
Rest of Asia	180,109	1,865
Europe	120,459	596,402
United States	386,231	251,150

Total	1,763,365	877,880
For the six-month period ended June 28, 2009:
Japan	15,932	38,048
Korea	97,948	3,205
Singapore	42,137	615
Taiwan	93,585	39,692
Rest of Asia	17,166	1,320
Europe	22,264	766,636
United States	171,193	260,119

Total	460,225	1,109,635

During the six-month period ended June 28, 2009, sales to the largest customer accounted for EUR 92 million or 20.0 percent of net sales (2008: sales to the largest customer accounted for EUR 524 million or 29.7 percent of net sales).

ASML’s three largest customers accounted for 27.3 percent of accounts receivable at June 28, 2009 and 35.9 percent of accounts receivable at June 29, 2008.

Substantially all our sales were export sales during the six-month period ended June 28, 2009 and June 29, 2008.

17. Dividends

The annual General Meeting of Shareholders on March 26, 2009 accepted the proposal to declare a dividend for 2008 of EUR 0.20 per ordinary share of EUR 0.09. This resulted in a payment of dividend of EUR 86 million on April 15, 2009.

18. Related Party Transactions

There have been no significant related party transactions or changes in significant related party transactions described in the Company’s statutory financial statements 2008 that could have a material effect on the financial position or performance of the Company in the six-month period ended June 28, 2009.

Veldhoven, the Netherlands
July 24, 2009

Prepared by
The Board of Management:
Eric Meurice
Peter T.F.M. Wennink
Martin A. van den Brink
Frits J. van Hout

ASML STATUTORY INTERIM REPORT 2009

Information and Investor Relations

Financial calendar

October 14, 2009
Announcement of Third Quarter Results for 2009

January 20, 2010
Announcement of Fourth Quarter Results for 2009 and Annual Results for 2009

March 24, 2010
General Meeting of Shareholders

Fiscal Year
ASML’s fiscal year ends on December 31, 2009

Listing
The ordinary shares of the Company are listed on the official market of the Euronext Amsterdam N.V. and in the United States on NASDAQ (NASDAQ Global Select Market), under the symbol “ASML”. ASML’s ordinary shares may also trade on other stock exchanges from time to time, although ASML has not applied for listings on those exchanges and does not endorse and may not be notified of such trading.

Investor Relations
ASML Investor Relations will supply information or copies of the Annual Report on Form 20-F filed with the US Securities and Exchange Commission and the Statutory Annual Report. These Annual Reports, quarterly releases and other information are also available on the ASML website (www.asml.com).

ASML STATUTORY INTERIM REPORT 2009

ASML Worldwide Contact Information

Corporate Headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands

Mailing address
P.O. Box 324
5500 AH Veldhoven
The Netherlands

United States main offices
8555 South River Parkway
Tempe, AZ 85284
U.S.A.

77 Danbury Road
Wilton, CT 06897
U.S.A.

Asia main office
Suite 603
One International Finance Center
1, Harbour View Street
Central, Hong Kong

Corporate Communications
phone: +31 40 268 7870
fax: +31 40 268 3655
e-mail: corpcom@asml.com

Investor Relations
phone: +31 40 268 3938
fax: +31 40 268 3655
e-mail: investor.relations@asml.com

For more information please visit our
website www.asml.com

ASML STATUTORY INTERIM REPORT 2009